Exhibit (a)(10)

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 SAXENA WHITE P.A. Scott A. Miller 414 North Benton Avenue, Suite A Helena, Montana 59601 Tel: 561-213-9469 Fax: 561-394-3382 SAXENA WHITE P.A. Maya Saxena Joseph E. White, III Christopher S. Jones Lester R. Hooker 2424 North Federal Highway, Suite 257 Boca Raton, Florida 33431 Tel.: (561) 394-3399 Fax: (561) 394-3382 Attorneys for Plaintiff MONTANA ELEVENTH JUDICIAL DISTRICT COURT FLATHEAD COUNTY STATIONARY ENGINEERS LOCAL 39 PENSION TRUST FUND, Individually and on behalf of all others similarly situated, Plaintiff, vs. SEMITOOL, INC., RAYMON F. THOMPSON, HOWARD E. BATEMAN, DANIEL J. EIGEMAN, CHARLES P. GRENIER, TIMOTHY C. DODKIN, DONALD P. BAUMANN, STEVEN C. STAHLBERG, STEVEN R. THOMPSON, APPLIED MATERIALS, INC., and JUPITER ACQUISITION SUB, INC., Defendants. ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) Cause No. DV-09-1461(B) CLASS ACTION COMPLAINT KATHERINE R. CURTIS Jury Trial Demanded Plaintiff Stationary Engineers Local 39 Pension Trust Fund (“Plaintiff”) alleges upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows: NATURE OF THE ACTION This is a shareholder class action complaint brought by Plaintiff Stationary Engineers Local 39 Pension Trust Fund (“Plaintiff”) on behalf of the holders of the common stock of Semitool, Inc. (“Semitool” or the “Company”) against the Company, certain officers

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 and/or directors of Semitool, and other persons and entities (collectively, the “Defendants”) involved in a proposed transaction to cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction”). 2. This action seeks equitable relief relating to the Proposed Transaction, which is the proposed acquisition of the outstanding common stuck of the Company by Applied Materials, Inc. (“AMI”), which designs, manufactures, and sells semiconductor fabrication equipment worldwide. 3. On November 17, 2009, AMI announced that it would commence a tender offer for the acquisition of Semitool. Under the terms of the Proposed Transaction, AMI will acquire all of the outstanding shares of Semitool common stock for $11.00 per share. AMI only needs 66.67% of the Company’s outstanding common stock to tender in the offer in order to consummate the Proposed Transaction. Certain directors and executives of Semitool holding approximately 32% of the Company’s outstanding common stock have already entered into tender agreements with AMI and agreed to tender their shares in the Proposed Transaction. 4. The Proposed Transaction also calls for Semitool to pay Applied Materials $3.6 million or the total of related fees and expenses, whichever is greater, if Semitool decides to accept a competing bid. Semitool has also agreed to pay an additional $14.4 million under other conditions if the deal is not completed. AMI expects to close the tender offer by the end of the year, and will acquire my remaining shares of Semitool at the same price paid in the tender offer. After consummation of the Proposed Transaction, Semitool will be operated as a unit of AMI’s Silicon Systems Group. 5. AMI seeks to acquire the remaining Semitool publicly held shares on unfair terms and without regard to the best interests of the Company’s public shareholders or the intrinsic value of Semitool’s stock. If the Proposed Transaction is consummated, AMI and Company insiders would enrich themselves by acquiring the public shareholders’ interest in the Company without paying a fair and adequate price, thereby irreparably harming Plaintiff and the Company’s public shareholders.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 6. As described below, both the price contemplated in the Proposed Transaction and the process by which AMI proposes to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. The Proposed Transaction and Defendants’ acts constitute a breach of Defendants’ fiduciary duties owed to Semitool’s public shareholders, and a violation of applicable legal standards governing Defendants’ conduct. 7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from consummating the Proposed Transaction or, in the event the Proposed transaction is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure. THE PARTIES 8. Plaintiff is a current holder of shares of common stock of Semitool and has held such shares since prior to the wrongs complained of herein. 9. Semitool, a Montana corporation with its principal place of business at 655 West Reserve Drive, Kalispell, MT 59901, designs, manufactures, installs and services equipment for use in the fabrication of semiconductor devices. Semitool’s common stock is traded on the NASDAQ under the symbol “SMTL.” As of January 9, 2009, Semitool had over 32 million shares of common stock outstanding. 10. Defendant AMI is a Delaware corporation that designs, manufactures, and sells semiconductor fabrication equipment worldwide. AMI primarily serves manufacturers of semiconductor wafers and chips, flat panel liquid crystal displays, and sola photovoltaic cells and modules. AMI was founded in 1967 and is headquartered in Santa Clara, California. 11. Defendant Jupiter Acquisition Sub, Inc. (“Jupiter”) is a Montana corporation and a wholly-owned subsidiary of Defendant AMI. 12. AMI and Jupiter are collectively referred to herein as “AMI.” 13. Defendant Raymon F. Thompson (“R. Thompson”) served as a member of Semitool’s Board of Directors at all relevant times. R. Thompson founded Semitool in 1979 and serves as Chairman and Chief Executive Officer. R. Thompson is the father of Defendant Steven

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 R. Thompson. 14. Defendant Howard E. Bateman (“Bateman”) served as a member of Semitool’s Board of Directors at all relevant times. Bateman has been a member of the Company’s Board since 1990 and also serves as Chairman of the Company’s Compensation Committee. 15. Defendant Daniel J. Eigeman (“Eigeman”) served as a member of Semitool’s Board of Directors at all relevant times. Eigeman has been a member of the Company’s Board since 1985 and serves as a member of the Company’s Audit Committee. 16. Defendant Charles P. Grenier (“Grenier”) served as a member of Semitool’s Board of Directors at all relevant times. Grenier has been a member of the Company’s Board since 2003 and serves ns a member of the Company’s Audit Committee. 17. Defendant Timothy C. Dodkin (“Dodkin”) served as a member of Semitool’s Board of Directors at all relevant times. Dodkin has been employed by the Company since 1983 and has been a member of the Company’s Board since 1998. Dodkin served as Semitool’s European Sales Manager from 1985 to 1986, when he became Senior Vice President, Managing Director of Semitool Europe, Ltd. From September 2001 to June 2003, Dodkin was the Company’s Senior Vice President, Global Sales and Marketing and from June 2003 to the present he has served as Executive Vice President. 18. Defendant Donald P. Baumann (“Baumann”) served as a member of Semitool’s Board of Directors at all relevant times. Baumann has been a member of the Company’s Board since 2003 and serves as a member of the Company’s Compensation Committee. 19. Defendant Steven G. Stahlberg (“Stahlberg”) served as a member of Semitool’s Board of Directors at all relevant times. Stahlberg has been a member of the Company’s Board since 2004 and serves as the Chairman of the Company’s Audit Committee. 20. Defendant Steven R. Thompson (“S. Thompson”) served as a member of Semitool’s Board of Directors at all relevant times. S. Thompson was employed at the Company from 1982 to 1997, his last position being Vice President and General Manager of the Thermal Products Division. S. Thompson is the son of Defendant R. Thompson.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 21. Defendants R. Thompson, Bateman, Eigeman, Grenier, Dodkin, Baumann, Stahlberg and S. Thompson are sometimes referred to herein as the “Individual Defendants.” THE FIDUCIARY DUTIES OF THE lNDlVlDUAL DEFENDANTS 22. By virtue of their positions as directors and/or officers of the Company, the Individual Defendants owed and owe Plaintiff and the Company’s other public shareholders fiduciary obligations of due care and loyalty and were and are required to: (a) act in furtherance of the best interests of Plaintiff and the Class as shareholders of Semitool; (b) maximize value on a sale of the Company; and (c) refrain from abusing their positions of control. 23. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of Semitool, are obligated to refrain from: a. participating in any transaction where the directors’ or officers’ loyalties are divided; b. participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; c. unjustly enriching themselves at the expense or to the detriment of the public shareholders; and d. taking any action that may adversely affect the value provided to the corporation’s shareholders. 24. The Individual Defendants, separately and together, in connection with the certain approval of the Proposed Transaction, have breached and will continue to breach the fiduciary duties they owe to Plaintiff and the other public shareholders of Semitool, including their duties of loyalty, good faith and care as more particularly set forth below. CLASS ACTION ALLEGATIONS 25. Plaintiff brings this action individually and on behalf of the public shareholders of Semitool common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. As of January 9, 2009, Semitool had over 12 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

28. Questions of law and fact exist that are common lo the Class, including, among others:

a. whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to plaintiff and the Class;

b. whether the Individual Defendants have engaged and continue to engage in a scheme to benefit AMI at the expense of Semitool shareholders in violation of their fiduciary duties;

c. whether the Individual Defendants are acting in furtherance of their own self interest and the interest of AMI to the detriment of the Class;

d. whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

e. whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTlVE ALLEGATIONS

Background

32. Semitool designs, manufactures, installs and services equipment for use in the fabrication of semiconductor devices. The Company’s products are focused on the wet chemical process steps in integrated circuit (IC) manufacturing and include systems for wafer surface preparation and electrochemical deposition (ECD) applications. Semitool’s surface preparation systems are designed for Front End of Line (FEOL), Back End of Line (BEOL) and wafer level packaging of ICs processes.

33. The Company’s single wafer FEOL surface preparation systems are used for photoresist stripping, post etch wd pre-diffusion cleans. Its BEOL surface preparation systems are used for polymer removal and packaging applications. Its ECD systems are used to plate copper and other metals, which are used for the IC’s internal wiring, or interconnect; to plate solder and lead free solder bumps for wafer level packaging applications, and to plate other metals for various semiconductor and related applications.

34. Semitool sells its products to semiconductor manufacturers in North America, Europe, and Asia. The Company was founded in 1979 and is headquartered in Kalispell, Montana. Semitool’s common stock is traded on the NASDAQ under the symbol “SMTL.”

35. Semitool and AMI have an established history of corroborating on various projects and joint ventures, including a copper joint development project and a “through-silicon via” (“TSV”) project, which is a vertical electrical connection passing completely through a silicon wafer or die. TSV technology .is particularly useful in creating 3D packages and 3D integrated circuits. In a conference call held on January 31, 2008—shortly after Semitool’s affiliation with AMI began—Defendant R. Thompson engaged in the following question and

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 answer session with analyst John Robon of Gagnon Securities regarding the parties’ joint venture:

<Q>: Hi, guys, I kind of want to follow up on the AMAT relationship. It really sounds like it could be something significant for both parties at hand. However, there have been historical points in times where people have done partnerships with applied materials, where they found out that at the end of the day they gave up more than what they got from the larger vendor. So, how can you ensure that your IP and more importantly, secret sauce, for lack of a better word, is protected from that partnership?

<A - Raymon Thompson>: Well, I think first of all, we have quite a bit of IP files to date. And that’s one thing. I think the other thing is you’ve got to watch the behavior of the partner and they’re been behaving extremely positive and very, very supportive in this process and obviously that’s something you’ve always got to keep an eye on, no matter who your partner is. So we feel good about what we have in place from a contractual agreement, etc. And just the behavior of them and their management team. They’re very amenable, very great guys to work with and we expect that going forward. But we do have contracts in place as well.

<Q>: And what sort of – will there be a joint sales effort and how will that go relative to economics for Semitool?

<A - Raymon Thompson>: It won’t be a joint sales effort. They’ll sell their products, we’ll sell ours. They’ll service their products, we’ll service ours. Most of the work will really be on the development of the next-generation devices, or low-cost options for the customers out there. That’s going to be the focus of the relationship. Obviously, we’ll be presenting similar data sets or the same data sets off the integrated tool sets, and so there will be some indirect selling that will go on from our standpoint about their PVD aid PNP and about out ECD from their standpoint, There will be some cross-talk there obviously. [Emphasis added.]

36. In addition, Semitool held a conference call on November 11, 2008 in which Larry Murphy, President and COO of the Company, provided the following commentary regarding Semitool’s affiliation with AMI:

Our copper joint development project with Applied Materials is delivering real benefits to both companies. I am particularly pleased with the level of cooperation and commitment by both of our management teams. This relationship has been well received by the industry, and is providing opportunity for important gains in market share while at the same time the industry continues to increase its use of copper for new technologies.

* * *

Our affiliation with Applied Materials is an important component in our strategy for driving our leading technology and cost of ownership positions resulting in greater market share, and as Ray stated, this partnership is going very well. Along with our collective efforts on copper interconnect, we’ve also initiated work with Applied Materials on TSV.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

37. Accordingly, by virtue of its intimate relationship with and knowledge of Semitool’s business and technology, AMI is aware of the inherent value of the Company’s assets and is in a perfect position to capitalize on such knowledge by acquiring the outstanding common stock of Semitool during a time when the Company’s stock is depressed and at a price that undervalues the true worth of the Company.

38. Indeed, in the months leading up to the announcement of the Proposed Transaction, Semitool reported strong financial results and improved guidance for future reporting periods, indicating the improving condition of the Company’s business and emphasizing its positive prospects for future growth and success.

39. For instance, on October 6, 2009, Semitool issued a press release entitled, “Semitool Records $71.7 Million in Fourth Quarter Bookings, Orders Up 120% From 2009 Third Quarter.” The press release emphasized increased guidance for the fourth quarter of 2009, as well as the Company’s excellent positioning for increased future financial results:

KALISPELL, MT, Oct 06, 2009 (MARKETWIRE via COMTEX) -- Semitool, Inc. (NASDAQ: SMTL) today aru1ounced fourth quarter bookings of $71.7 million. Bookings volume was more than double the company’s fiscal third quarter orders of $32.6 million and nearly three times its second quarter bookings of $24.6 million. It also represented the largest sequential bookings increase since Semitool went public in 1995.

“The investments we have made in our Asian organizations have led to a substantial expansion of our market share in the region,” said Larry Murphy, president and chief operating officer. “Approximately 63% of our fourth quarter bookings came from Asia-based customers. The success of our Asian market strategy has significantly elevated our potential sales ceiling as we approach the next capital spending cycle.”

Management now expects fiscal fourth quarter revenue of between $46 million and $47 million, up from a previous revenue forecast of between $40 million and $42 million.

Semitool intends to report consolidated fourth quarter financial results after the market closes on November 5, 2009. Details related to the company’s fourth quarter conference call and webcast will be presented in a subsequent news release. [Emphasis added.]

40. Similarly, November 5, 2009, Semitool issued a press release which reported financial results for the fourth fiscal quarter ended September 30, 2009. The press release

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

emphasized the Company’s strong financial performance and its exceptional outlook for continued success:

KALISPELL, MT, Nov 05, 2009 (MARKETWIRE via COMTEX) -- Semitool, Inc. (NASDAQ: SMTL), a leading manufacturer of wafer processing equipment for the semiconductor industry, today reported financial results for its fourth fiscal quarter ended September 30, 2009.

Fourth quarter revenue was $47.1 million versus $31.8 million in this year’s third quarter and $60.1 million in the fourth quarter last year. Gross margin was 42 percent versus 45 percent in the third quarter and 52 percent in the comparable year-ago quarter. Net income increased to $2.2 million, or $0.07 per share, compared with a net loss of $1.6 million, or $0.05 per share, in the third quarter and net income of $1.2 million, or $0.04 per share, in last year’s fourth quarter. The net income increase versus the comparable year-ago quarter was primarily the result of the company’s expense reduction efforts, which drove down operating costs by 42 percent from fourth quarter fiscal 2008 levels.

Fourth quarter bookings were $71.7 million, up 120 percent front this year’s third quarter, and an increase of 102 percent versus the fourth quarter a year ago. Deferred revenue at the end of the quarter was $4.8 million and shipping backlog was $69.8 million, combining for a total revenue backlog of $74.6 million. Product shipments during the quarter were $47.5 million.

“The fourth quarter represented our strongest equipment bookings period in more than three years, and was the third best quarter in Semitool history,” said Larry Murphy, president and chief operating officer. “Approximately 90 percent of fourth quarter tool bookings were follow-on orders, which illustrates the progress we made during the recent downturn at capturing new process-of-record opportunities and expanding our market share in Asia. Fourth quarter demand for copper ECD and advanced packaging tools was particularly strong, and we experienced a marked increase in orders for our legacy batch tools.”

“We also received our first high-volume production tool order from the solar cell industry,” Murphy added. “The growing strength of our core business combined with our early successes in emerging end markets has given us added confidence about our future prospects.”

Full Year Results

For the full fiscal year, revenue was $139.0 million versus revenue of $238.6 million in fiscal 2008. Net loss was $11.4 million, or $0.35 per share, versus net income of $6.0 million, or $0.19 per share, last year.

At September 30, 2009, Semitool had cash and cash equivalents of $44.6 million, working capital of $125.4 million and total shareholders’ equity of $169.4 million.

Guidance

Management expects to report revenue for the first quarter of fiscal 2010 in the range of $47 million to $50 million. First quarter net income per share is expected to range from $0.07 to $0.09. Shipments for the quarter are expected to range

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 from $47 million to $50 million. For fiscal 2010, management expects to report revenue in a range of between $190 million to $210 million. [Emphasis added.]

41. As Semitool’s recent financial results indicate, the Company is currently poised to achieve significant success in the near future. Rather than permitting Semitool’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s prospects, the Individual Defendants acted for their own benefit and the benefit of AMI, and to the detriment of the Company’s public shareholders, by entering into the Proposed Transaction. In so doing, the Individual Defendants effectively placed a cap on Semitool’s corporate value at a time when the Company’s stock price was trading far below its inherent value and when it was poised to capitalize on its positive and encouraging financial outlook.

The Proposed Transaction

42. On November 17, 2009, AMI announced that it would commence a tender offer for a transaction valued at $364 million that would result in the privatization of Semitool. Pursuant to the terms of the Proposed Transaction, AMI proposes to acquire all of the outstanding shares of Semitool’s common tock at a price of $11.00 per share, which represents a 31% premium over the Company’s closing price on November 16, 2009 of $8.40 per share. If upon expiration of the tender offer AMI owns 66.67% of Semitool’s outstanding common stock, the Company would become a wholly-owned subsidiary of AMI.

43. Semitool also announced that, “as an inducement” to AMI to enter into the Proposed Transaction, on November 16, 2009, AMI entered into separate Tender and Support Agreements (the “Tender Agreements”) with each of the directors and executive officers of Semitool. Pursuant to the Tender Agreements, these individuals agreed to tender their shares of Semitool common stock pursuant to the Proposed Transaction. The Tender Agreements represent 32% of Semitool’s outstanding common stock. Accordingly, AMI needs only 34.67% of the Company’s outstanding common stock to tender in order to consummate the Proposed Transaction.

44. In connection with the announcement of the Proposed Transaction, Defendant R. Thompson stated the following: 11

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

As part of Applied Materials, we can accelerate the global adoption of the technologies Semitool has developed. With this agreement, we are providing our employees with a strong future and our stockholders with exceptional value.

45. Mike Splinter, Chairman and CEO of AMI, stated the following regarding the Proposed Transaction:

The semiconductor industry recovery is being fueled by global demand for mobile devices such as smart phones, notebook PCs and portable media players for music, gaming and hooks. With this acquisition, Applied will help the world’s leading chip makers create ever-smaller and more powerful devices.

46. Randhir Thakur, Senior Vice President and General Manager of AMI’s Silicon Systems Group, stated the following regarding the Proposed Transaction:

Applied Materials and Semitool have a strong track record of collaborating .to develop equipment solutions for leading chip makers. Together with Semitool’s people and products, we can help the industry move to smaller form factors and faster, lower power chips.

The Inadequate Premium Offered in the Proposed Transaction

47. AMI implied in its press release announcing the Proposed Transaction that the $11.00 price per share tender offer represented a generous premium for Semitool’s outstanding shares.

48. However, recent price points for Semitool’s stock price, as well as analyst price targets for the Company’s stock, show that AMI’s offer is far from an adequate premium for Semitool’s outstanding common shares, and that the intrinsic value of the Company’s stock is significantly greater than AMI’s $11.00 tender offer.

49. For instance, within the last couple years, Semitool’s stock price traded significantly higher than AMI’s tender offer price of $11.00, reaching as high as $14.40 on March 23, 2007. In addition, in a November 6, 2009 report on Semitool, Needham & Co. reiterated a “Buy” rating on the Company’s stock. The Needham report stated in pertinent part as follows:

We believe the company is well positioned in advanced packaging where we expect capital investment to outgrow wafer fab equipment. Additionally, we believe SMTL will continue to benefit from DRAM conversion to Copper. Finally, we see several longer-term growth drivers, such as TSV, wet-clean and solar. Therefore, we recommend investors use the recent pull back as a buying opportunity. [Emphasis added.] 12

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

50. AMI’s tender offer is designed to capitalize on the recent low levels of the Semitool’s stock price by instituting the Proposed Transaction at a price that undervalues the Company and is fundamentally unfair to the public shareholders of Semitool common stock. The Proposed Transaction is patently opportunistic in that the tender offer was made at a time when market weakness created a small window for AMI’s offer to be perceived as desirable before Semitool’s strong business fundamentals translate into significant increases in its stock price.

The Proposed Transaction Is Unfair and Inadequate

51. The Proposed Transaction comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue we substantially increasing. Indeed, Semitool’s recent positive financial results and significantly improved guidance for 2010 indicates that the Company is poised to continue producing substantial profits.

52. Semitool insiders are well aware of the Company’s intrinsic value and that Semitool shares are significantly undervalued. AMI recognized Semitool’s solid performance and potential for growth and determined to capitalize on their interests and the recent downturn in the Company’s stock price at the expense of the Company’s public shareholders. AMI is seeking to engage in a transaction that assures their sole ownership of the Company and secures their opportunity to benefit from the Company’s growth, while the Company’s shareholders are cashed out at an inadequate consideration without the benefit of a full and fair sale process.

53. The consideration per share to be paid to Class members pursuant to the Proposed Transaction is unfair and inadequate consideration because: (i) the intrinsic value of the Company’s stack is materially in excess of the $11.00 per share tender offer that AMI has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, financial results and future financial projections; and (ii) the $11.00 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by AMI to cap the market price of the Company and obtain its assets and businesses at the lowest possible price. 13

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

54. The Proposed Transaction is an attempt by AMI to aggrandize itself and capitalize on its intimate knowledge of Semitool’s inherent worth at the expense of the Company’s public shareholders. The Proposed Transaction will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting AMI to benefit unfairly from the transaction.

55. Simply put, the Proposed Transaction is unfair to Semitool shareholders because it places AMI’s interests above those of the Company’s minority shareholders in that AMI is purchasing the Company for the least amount of cash possible, even though Defendants have a fiduciary obligation to act in the best interests of the Company’s public shareholders.

56. By reason of their positions with Semitool, the Individual Defendants possess material, non-public information concerning the financial condition and prospects of Semitool, especially the true value and expected increased future value of the Company and its assets. This information has not been disclosed to shareholders.

57. By virtue of the foregoing, Defendants have engaged in unfair self-dealing toward Plaintiff and the other members of the Class and have engaged in and substantially assisted and aided each other in breach of their fiduciary duties owed by them to Plaintiff and the Class.

58. The Proposed Transaction is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by Defendants to aggrandize AMI’s financial position and interests and those of the interested directors, at the expense and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of AMI on unfair and inadequate terms, and without full and candid disclosure to Plaintiff and the Class of all material information regarding the Company’s future prospects.

59. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

60. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

61. Unless the Proposed Transaction is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arms-length negotiations on the Proposed Transaction terms, will consummate and close the Proposed Transaction complained of, and will deny Class members their fair proportionate share of Semitool’s valuable assets and businesses, all to the irreparable harm of the Class.

62. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

63. Plaintiff repeats and realleges each allegation set forth herein.

64. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Semitool.

65. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Semitool.

66. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Semitool because, among other reasons, they failed to take steps to maximize the value of Semitool lo its public shareholders, by, among other things, failing to adequately consider potential acquirers.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

67. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

68. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Semitool’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

69. Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of’ the Class. Unless Defendants m enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

70. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against AMI for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

71. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

72. AMI has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Semitool’s public shareholders, and has participated in such breaches of fiduciary duties.

73. AMI has knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, AMI rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

74. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the representative of the Class;

B. Declaring that Defendants and each of them have committed or participated in a breach of their fiduciary duties to Plaintiff and the other members of the Class;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with then from consummating the Proposed Transaction;

D. To the extent that the Proposed Transaction may be consummated prior to this Court’s entry of a final judgment, rescinding the Proposed Transaction and setting the Proposed Transaction aside or granting rescissory damages;

E. Directing the Individual Defendants to adopt and implement procedures and processes to obtain the highest available price for Semitool’s shares that maximizes stockholder value and which is in the best interests of Semitool’s shareholders;

F. Directing Defendants to account to Plaintiff and the Class for all damages which they have sustained or will sustain by reason of Defendants’ wrongdoing, including awarding compensatory and/or rescissory damages;

G. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

H. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

I. Granting such other and further relief as this Court may deem to be just and proper.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

Dated: November 18, 2009 By: /s/ Scott A. Miller

SAXENA WHITE P.A.

Scott A. Miller

414 North Benton Avenue, Suite A

Helena, Montana 59601

Tel: 561-213-9469

Fax: 561-394-3382

SAXENA WHITE P.A.

Maya Saxena

Joseph E. White, III

Christopher S. Jones

Lester R. Hooker

2424 North Federal Highway, Suite 257

Boca Raton, Florida 33431

Tel.: (561) 394-3399

Fax: (561) 394-3382

Attorneys for Plaintiff